# MAILED MATERIALS TO STOCKHOLDERS



# ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

## ISS, GLASS LEWIS AND EGAN-JONES UNANIMOUSLY ENDORSE SIGNIFICANT CHANGES AT PHILLIPS 66. VOTE BEFORE THE MAY 21ST DEADLINE.

In a powerful validation of the urgent need for change at Phillips 66, all three leading proxy advisory firms–Institutional Shareholder Services, Glass Lewis and Egan-Jones–have recommended shareholders vote FOR Elliott's director nominees.w These independent experts have thoroughly analyzed Phillips 66's performance, governance and strategy and delivered a clear verdict. Their unanimous conclusion: The status quo is failing shareholders and meaningful boardroom change is necessary.

Elliott's Streamline 66 plan could drive shares to $180 or higher–**an increase of 75% or more**–but it will take a Board of Directors willing and able to capture this significant potential. The Phillips 66 Annual Meeting is scheduled for May 21, and time is short. Now is the moment to support the Streamline 66 plan that prioritizes shareholder value, not management's empire-building.



[1] Source: Bloomberg as of April 23, 2025. [2] Price target is based on Elliott's internal calculations in the current market environment.

## STRONG ENDORSEMENT OF ELLIOTT'S HIGHLY QUALIFIED NOMINEES

**❝ *In summary, the dissident has assembled a strong slate, which has the experience and independence that PSX requires.***

– **ISS**

**❝ *Elliott's nominees possess a strong mix of best-in-class industry expertise and experience and have the potential to unlock value for shareholders...***

– **Egan-Jones**



## RESOUNDING CRITICISM OF PHILLIPS 66'S CURRENT STRATEGY AND PERFORMANCE

> *The data does not support the board's argument that the integrated strategy results in superior returns over the long-term...*
>
> – ISS

> *Phillips 66's current conglomerate structure appears to be suboptimal for sustained financial growth.*
>
> – Egan-Jones

> *In a campaign inextricably predicated on the notion that P66's asset mix is a favorable differentiator, the board's inability to draw what we consider to be a strong, straightforward throughline to shareholder value is a bust.*
>
> – Glass Lewis

## SERIOUS GOVERNANCE CONCERNS DEMAND IMMEDIATE ACTION

> *PSX has established a track record of providing selective and ambiguous disclosure that obfuscates results, makes it difficult to assess decisions, and creates impediments to evaluating performance.*
>
> – ISS

> *These issues stack on what we consider to be fairly disconcerting corporate governance considerations, including a dubious commitment to good faith engagement, a questionable and counterproductive realignment of key oversight roles and a late-stage candidate pivot which seems to call into question the board's prior candor. These issues should, in our view, be of significant concern to P66 investors.*
>
> – Glass Lewis

> *Currently, the Company has a combined Chairman and CEO leadership structure, a classified board, and over-tenured directors. A plethora of these problematic governance practices appear to be a driving force in the Company's underperformance.*
>
> – Egan-Jones



STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

# VOTE THE GOLD CARD TODAY

## YOUR LAST DAY TO VOTE IS MAY 21ST.

## TRANSFORM PHILLIPS 66, UNLOCK 75%+ UPSIDE



Scan the QR code for more information on how to vote

**ADDITIONAL INFORMATION**

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



# THE MARKET AND THE EXPERTS HAVE SPOKEN.
## NOW IT'S YOUR TURN.

## EVERY VOTE COUNTS TO GET PHILLIPS 66 BACK ON TRACK.

Phillips 66 stock has been a perennial underperformer – weighed down by operational missteps, a flawed conglomerate structure and poor corporate governance. Since its spinoff from ConocoPhillips in 2012, Phillips 66 has lagged far behind its closest peers Valero Energy and Marathon Petroleum.

### PHILLIPS 66 VS. MARATHON/VALERO AVERAGE CUMULATIVE TOTAL SHAREHOLDER RETURN SINCE SPINOFF FROM CONOCOPHILLIPS[1]



[1] Total Shareholder Return per Bloomberg, ending on 2/7/25.

## THE STREAMLINE 66 PATH TO OUTPERFORMANCE

Elliott, which manages funds that together are a top-five shareholder in Phillips 66, published an ambitious plan on February 10 to reverse the company's faltering performance. Phillips 66 stock outperformed its peers Valero Energy and Marathon Petroleum by 11% over the following month.

The Streamline 66 plan would significantly boost the company's value by simplifying the corporate structure, revitalizing refining operations and adding valuable perspectives to the Board of Directors. Investors immediately recognized the potential value of the Streamline 66 plan, which drove the outperformance versus its peers.

### INDEXED PHILLIPS 66 STOCK PRICE PERFORMANCE VS MARATHON/VALERO AVERAGE REBASED TO 0% SINCE THE UNAFFECTED DATE



[2] Phillips 66 issued a public letter on 3/5/25 and presented at the Wolfe and Thrive conferences to talk about the Company's strategy on 3/6/25.

## FALLING ON DEAF EARS – PHILLIPS 66 MANAGEMENT DEFENDS STATUS QUO

It didn't take long for Phillips 66 leadership to dig in its heels, defending their structure and doubling down on their current strategy. Phillips 66 stock's brief outperformance quickly reversed.

> " *[We] believe that our integrated business model generates the highest long-term value... So we're committed to that.*
>
> – Phillips 66 CEO Mark Lashier, March 6, 2025

# MARKET AND ANALYST VALIDATION FOR THE STREAMLINE 66 PLAN

Leading Wall Street analysts recognize the compelling logic behind the Streamline 66 plan. Multiple research firms have highlighted the value trapped within Phillips 66's conglomerate structure and endorsed the need for operational improvements:

> ***"We agree with Elliott's assessment that there is more upside potential in the refining business…and we think Elliott's presence itself could refocus management towards this business.***
>
> – **J.P. Morgan,** April 2025

> ***"We think that selling non-core assets, enhancing capital returns to shareholders, and improving refining profitability would result in significant outperformance.***
>
> – **TPH & Co.,** February 2025

> ***"Where we agree with Elliott is that PSX is undervalued…we see no value for refining in the share price at current levels.***
>
> – **Wolfe Research,** April 2025

> ***"We agree that PSX's midstream does not reflect full value. We reinstated coverage of PSX in October and can attest that few midstream investors follow it, as it trades predominantly like a refining stock…selling some midstream assets could unlock value.***
>
> – **Bank of America,** February 2025

**OUR INVESTOR SURVEY AND CONVERSATIONS HAVE SHOWN THAT SHAREHOLDERS OVERWHELMINGLY SUPPORT ELLIOTT'S STREAMLINE 66 PLAN AND ARE TIRED OF PHILLIPS 66'S UNDERPERFORMANCE.**



STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard I. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

# YOUR VOTE MATTERS

## HELP TRANSFORM PHILLIPS 66

The Streamline 66 plan, if executed, could lift Phillips 66 stock by 75% or more. We need your help to put the plan into action and boost returns for all shareholders. Vote today using the **GOLD** card for Elliott's four highly qualified director nominees and governance enhancements to improve Phillips 66's performance and keep leadership accountable to shareholders.



Scan the QR code for more information on how to vote

---

**ADDITIONAL INFORMATION**

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

---

# MATERIALS RELATED TO EPISODE NO. 6 OF THE PODCAST

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## VOTE NOW – Closing Arguments with Elliott's John Pike and Geoff Sorbello

Streamline 66
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1 view May 15, 2025 Streamline 66 Podcast

Elliott's John Pike and Geoff Sorbello provide their final analysis as shareholders vote to secure a stronger, more prosperous future for Phillips 66.

This episode references slides #8, 11, and 98 from this presentation: https://streamline66.com/wp-content/u...

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

Streamline 66 Homepage:
https://streamline66.com/

Streamline 66 Podcast:
https://streamline66.com/podcast/

Learn More About Our Nominees Here:
https://streamline66.com/nominees/

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# SOCIAL MEDIA POSTS



**Streamline 66** ✔ @streamline66 · 14m

CEO and Chairman Mark Lashier's consolidation of power has harmed Phillips 66 (NYSE: PSX). Combining these two roles can weaken corporate oversight and goes against governance best practices. PSX shareholders deserve better. #Streamline66

# WHAT'S BEHIND PHILLIPS 66'S UNDERPERFORMANCE?

⚠️ Weak Leadership

⚠️ Operational Problems

⚠️ Inefficient Conglomerate Structure

**STREAMLINE 66**

ⓘ Click here for more important information



Phillips 66's Corporate Governance Problems Continue | Elliott

From streamline66.com



**Streamline 66** ✅ @streamline66 · 1m

"In summary, [Elliott] has assembled a strong slate, which has the experience and independence that PSX requires." – Leading proxy advisory firm Institutional Shareholder Services, in recommending Elliott's board nominees for Phillips 66 (NYSE: PSX), 5/12/25. #Streamline66

**Top Proxy Firm on Phillips 66's Board:**



These and other failures indicate a pressing need for more independence on the board.

Institutional Shareholder Services, 5/12/25

**STREAMLINE 66**

ⓘ Click here for more important information

Top Proxy Firm ISS Backs Elliott's Case for Change at Phillips 66

From streamline66.com



**Streamline 66** ✔ @streamline66 · 9m

Unanimous support: At Phillips 66 (NYSE: PSX), leading independent proxy advisors Institutional Shareholder Services, Glass Lewis and Egan-Jones support Elliott's case for change, greater accountability and highly qualified board candidates. Vote to #Streamline66 by May 21.



## UNANIMOUS SUPPORT:

# TOP THREE PROXY ADVISORS BACK ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66







ⓘ Click here for more important information

Unanimous: ISS, Glass Lewis, Egan-Jones Back Change at Phillips 66

From streamline66.com



**Streamline 66** ✔ @streamline66 · 12m

 

INVESTOR ALERT: Phillips 66 (PSX) CEO made $79 Million over 3 years while the stock far underperformed its peers. It's time for board changes at PSX so your investment can earn what it should. Learn more: streamline66.com or call (877)629-6357.

**STREAMLINE 66**

Streamline 66 | Elliott's Plan to Streamline Phillips 66

From streamline66.com

# WEBSITE MATERIALS



# ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

## ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

**ISS**, **Glass Lewis** and **Egan-Jones** Unanimously Endorse Significant Changes at Phillips 66. Vote Before The May 21st Deadline.

Read More →



ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

## THE MARKET AND THE EXPERTS HAVE SPOKEN. NOW IT'S YOUR TURN.

Phillips 66 stock has been a perennial underperformer – weighed down by operational missteps, a flawed conglomerate structure and poor corporate governance. Since its spinoff from ConocoPhillips in 2012, Phillips 66 has lagged far behind its closest peers Valero Energy and Marathon Petroleum.

Read More →



THE MARKET AND THE EXPERTS HAVE SPOKEN. NOW IT'S YOUR TURN.

## THE STATUS QUO: WORKING WELL FOR MARK LASHIER...NOT FOR YOU

Phillips 66's CEO Mark Lashier and his management team have been richly rewarded for failure. As the stock continues to languish, they defend the status quo and insist their strategy is working.

Read More →



THE STATUS QUO:
WORKING WELL FOR MARK LASHIER...NOT FOR YOU

## YOUR VOTE MATTERS
## VOTE YOUR SHARES TODAY



Vote by May 21 for a Better Future a...
Voting by mail · Mail ballots...
FOR
WITHHOLD

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

**How To Vote** →



View How To Vote video transcript

# ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

**Read Full Letter Here** →



## ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

**Download Presentation** →

# NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.






**Brian S. Coffman**

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

**Sigmund L. Cornelius**

Former SVP and CFO of **ConocoPhillips**

**Michael A. Heim**

One of the founders and former President and COO of **Targa Resources**

**Stacy D. Nieuwoudt**

Former Energy and Industrials Analyst at **Citadel**

# MATERIALS



Press Releases

## LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

May 12, 2025



Press Releases

## GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025



Press Releases

## ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

## SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

### Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

### Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

# ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES

## ISS, GLASS LEWIS AND EGAN-JONES UNANIMOUSLY ENDORSE SIGNIFICANT CHANGES AT PHILLIPS 66. VOTE BEFORE THE MAY 21ST DEADLINE.

In a powerful validation of the urgent need for change at Phillips 66, all three leading proxy advisory firms – Institutional Shareholder Services, Glass Lewis and Egan-Jones–have recommended shareholders vote FOR Elliott's director nominees. These independent experts have thoroughly analyzed Phillips 66's performance, governance and strategy and delivered a clear verdict. Their unanimous conclusion: The status quo is failing shareholders and meaningful boardroom change is necessary.

## WE SEE A POTENTIAL GAIN OF 75% OR MORE TO PHILLIPS 66'S STOCK PRICE FROM THE "STREAMLINE 66" PLAN:



$103
UPSIDE
+75%
STREAMLINE 66
$180+[2]

[1]Source: Bloomberg as of April 23, 2025.
[2]Price target is based on Elliott's internal calculations in the current market environment.

Elliott's Streamline 66 plan could drive shares to $180 or higher–**an increase of 75% or more**–but it will take a Board of Directors willing and able to capture this significant potential. The Phillips 66 Annual Meeting is scheduled for May 21, and time is short. Now is the moment to support the Streamline 66 plan that prioritizes shareholder value, not management's empire-building.

## STRONG ENDORSEMENT OF ELLIOTT'S HIGHLY QUALIFIED NOMINEES

ISS, Glass Lewis and Egan-Jones support Elliott's case for change at Phillips 66. That starts in the boardroom, where independent and experienced oversight and perspectives are sorely needed.



> In summary, the dissident has assembled a strong slate, which has the experience and independence that PSX requires.
>
> – ISS, May 12, 2025



–ISS, May 12, 2025

> Coffman and Heim offer focused experience in refining and midstream operations, which makes them logical additions. Cornelius has a well-rounded perspective of the industry...[Stacy] Nieuwoudt offers an important perspective through her experience as an industry investor and analyst.
>
> –ISS, May 12, 2025

> Critically, we expect the identified Elliott nominees would challenge prevailing internal narratives which seem to belie, among other things, a disconcerting satisfaction with a less than laudatory operational arc, a staunch but otherwise questionable defense of an ineffective strategic tack and an increasingly dubious commitment to sound corporate governance.
>
> –Glass Lewis, May 10, 2025

> Elliott's nominees possess a strong mix of best-in-class industry expertise and experience and have the potential to unlock value for shareholders...
>
> –Egan-Jones, May 1, 2025

## RESOUNDING CRITICISM OF PHILLIPS 66'S CURRENT STRATEGY AND PERFORMANCE

A fundamentally flawed conglomerate model is holding back Phillips 66. The result has been an inefficient structure, poor operational execution and lagging shareholder returns.

> The data does not support the board's argument that the integrated strategy results in superior returns over the long-term...
>
> –ISS, May 12, 2025



> Operating performance has been disappointing, particularly when considered alongside management's messaging…PSX has not been able to sustain improvements or contend with market volatility effectively.
>
> —ISS, May 12, 2025



> In a campaign inextricably predicated on the notion that P66's asset mix is a favorable differentiator, the board's inability to draw what we consider to be a strong, straightforward throughline to shareholder value is a bust.
>
> —Glass Lewis, May 10, 2025

> Phillips 66's current conglomerate structure appears to be suboptimal for sustained financial growth. We agree with [Elliott] that a strategic shift towards refocusing on its core assets, particularly within the refining segment, is necessary to drive improved performance and value creation.
>
> — Egan-Jones, May 1, 2025

## SERIOUS GOVERNANCE CONCERNS DEMAND IMMEDIATE ACTION

The proxy advisors highlight troubling governance practices at Phillips 66, including selective or misleading communications and a leadership structure that prevents proper Board oversight. These issues have directly contributed to the company's chronic underperformance.



> PSX has established a track record of providing selective and ambiguous disclosure that obfuscates results, makes it difficult to assess decisions, and creates impediments to evaluating performance.
>
> —ISS, May 12, 2025



> The board's [decision to combine the Chair and CEO roles] evidences a disconnect from shareholders, and undermines the argument about its commitment to ensuring strong corporate governance and board oversight.
>
> —ISS, May 12, 2025





> Currently, the Company has a combined Chairman and CEO leadership structure, a classified board, and over-tenured directors. A plethora of these problematic governance practices appear to be a driving force in the Company's underperformance.
>
> – Egan-Jones, May 1, 2025





Egan Jones

> These issues stack on what we consider to be fairly disconcerting corporate governance considerations, including a dubious commitment to good faith engagement, a questionable and counterproductive realignment of key oversight roles and a late-stage candidate pivot which seems to call into question the board's prior candor. These issues should, in our view, be of significant concern to P66 investors.
>
> – Glass Lewis, May 10, 2025

## VOTE FOR THE GOLD CARD NOW. YOUR LAST DAY TO VOTE IS MAY 21ST. TRANSFORM PHILLIPS 66, UNLOCK 75%+ UPSIDE.







How To Vote →

STREAMLINE 66

Privacy Policy | Disclaimer

**Media Contact**

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

**Investor Contacts**

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

# THE MARKET AND THE EXPERTS HAVE SPOKEN. NOW IT'S YOUR TURN.

## EVERY VOTE COUNTS TO GET PHILLIPS 66 BACK ON TRACK

Phillips 66 stock has been a perennial underperformer – weighed down by operational missteps, a flawed conglomerate structure and poor corporate governance. Since its spinoff from ConocoPhillips in 2012, Phillips 66 has lagged far behind its closest peers Valero Energy and Marathon Petroleum.

### PHILLIPS 66 VS. MARATHON/VALERO AVERAGE CUMULATIVE TOTAL SHAREHOLDER RETURN SINCE SPINOFF PHILLIPS 66 VS. MARATHON/VALERO AVERAGE CUMULATIVE TOTAL SHAREHOLDER RETURN SINCE SPINOFF FROM CONOCOPHILLIPS[1]



[1]Total Shareholder Return per Bloomberg, ending on 2/7/25.

## THE STREAMLINE 66 PATH TO OUTPERFORMANCE

Elliott, which manages funds that together are a top-five shareholder in Phillips 66, published an ambitious plan on February 10 to reverse the company's faltering performance. Phillips 66 stock outperformed its peers Valero Energy and Marathon Petroleum by 11% over the following month.

The Streamline 66 plan would significantly boost the company's value by simplifying the corporate structure, revitalizing refining operations and adding valuable perspectives to the Board of Directors. Investors immediately recognized the potential value of the Streamline 66 plan, which drove the outperformance versus its peers.

View Elliott's Streamline 66 Presentation →

## INDEXED PHILLIPS 66 STOCK PRICE PERFORMANCE VS. MARATHON/VALERO AVERAGE REBASED TO 0% SINCE THE UNAFFECTED DATE



[2]Phillips 66 issued a public letter on 3/5/25 and presented at the Wolfe and Thrive conferences to talk about the Company's strategy on 3/6/25.

# FALLING ON DEAF EARS – PHILLIPS 66 MANAGEMENT DEFENDS STATUS QUO



It didn't take long for Phillips 66 leadership to dig in its heels, defending their structure and doubling down on their current strategy. Phillips 66 stock's brief outperformance quickly reversed.

A Shocking Lack of Ambition →

> **[We] believe that our integrated business model generates the highest long-term value...So we're committed to that.**
>
> —Phillips 66 CEO Mark Lashier, March 6, 2025

# MARKET AND ANALYST VALIDATION FOR THE STREAMLINE 66 PLAN

Leading Wall Street analysts recognize the compelling logic behind the Streamline 66 plan. Multiple research firms have highlighted the value trapped within Phillips 66's conglomerate structure and endorsed the need for operational improvements:

> We agree with Elliott's assessment that there is more upside potential in the refining business...and we think Elliott's presence itself could refocus management towards this business.
>
> – J.P. Morgan, April 2025



> We agree that PSX's midstream does not reflect full value. We reinstated coverage of PSX in October and can attest that few midstream investors follow it, as it trades predominantly like a refining stock...selling some midstream assets could unlock value.
>
> – Bank of America, February 2025

> Refining performance certainly has significant room for improvement and is key to improving [Phillips 66's valuation] as well as to addressing investor concerns.
>
> – Citi, February 2025



> A spin/sale of the Midstream business is by far the single largest source of potential value creation, but is also the strategy to which the management has been the most strongly opposed.
>
> – Piper Sandler, February 2025



Our investor survey and conversations have shown that shareholders overwhelmingly support Elliott's Streamline 66 plan and are tired of Phillips 66's underperformance.

[ Survey of Institutional Investors Ranks Phillips 66 Last  → ]

## YOUR VOTE MATTERS – HELP TRANSFORM PHILLIPS 66

The Streamline 66 plan, if executed, could lift Phillips 66 stock by 75% or more. We need your help to put the plan into action and boost returns for all shareholders. Vote today using the **GOLD** card for Elliott's four highly qualified director nominees and governance enhancements to improve Phillips 66's performance and keep leadership accountable to shareholders.

[ How To Vote  → ]



View How To Vote video transcript





STREAMLINE 66

Privacy Policy | Disclaimer

**Media Contact**

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

**Investor Contacts**

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote



# KEY ISSUES

## THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.



ALL THREE LEADING INDEPENDENT ADVISORS RECOMMEND PHILLIPS 66 SHAREHOLDERS VOTE FOR ELLIOTT'S NOMINEES
ISS, GLASS LEWIS AND EGAN-JONES UNANIMOUSLY ENDORSE SIGNIFICANT CHANGES AT PHILLIPS 66. VOTE BEFORE THE MAY 21ST DEADLINE.


Read More →



THE MARKET AND THE EXPERTS HAVE SPOKEN. NOW IT'S YOUR TURN.
EVERY VOTE COUNTS TO GET PHILLIPS 66 BACK ON TRACK


Read More →



THE STATUS QUO:
WORKING WELL FOR MARK LASHIER...NOT FOR YOU
THE NUMBERS DON'T LIE


Read More →



PHILLIPS 66'S CONGLOMERATE STRUCTURE:
THE WORST OF BOTH WORLDS?


Read More →



SANDBAGGING? OR A BROKEN BUSINESS MODEL?
IF YOU CAN'T IMPROVE RESULTS, LOWER EXPECTATIONS?


Read More →



MARATHON PETROLEUM CASE STUDY


Read More →



MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE


Read More →



PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE


Read More →



PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?




YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN




A SHOCKING LACK OF AMBITION







Read More →

Read More →

Read More →















STREAMLINE 66

Privacy Policy | Disclaimer

**Media Contact**

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

**Investor Contacts**

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

# VOTE NOW – CLOSING ARGUMENTS WITH ELLIOTT'S JOHN PIKE AND GEOFF SORBELLO

## STREAMLINE 66 PODCAST

Elliott's John Pike and Geoff Sorbello provide their final analysis as shareholders vote to secure a stronger, more prosperous future for Phillips 66; This episode references slides #8, 11, and 98 from this presentation: Elliott's Perspectives on Value Creation

**Back To Podcast →**






Streamline 66 Podcast | EP6
**VOTE NOW – Closing Arg…**

00:00                                      14:49

1X                          PRIVACY  SHARE  SUBSCRIBE

VOTE NOW – Closing Arguments wi…

---

## EPISODE TRANSCRIPT

*Intro: Why Elliott is invested in Phillips 66*

**Geoff (0:00)**

Welcome to Streamline 66, the podcast where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. I'm Geoff Sorbello, Managing Director of Engagement at Elliott, and joining me today is Elliott Partner John Pike, who runs Elliott's Global Energy Practice and is leading the Phillips 66 investment.

All right, John, welcome back. We're here again, and we are in classic proxy fight mode right now. A lot of back and forth between us and the company. It's been eight years since I've been in a proxy fight, and 12 for you; we were in that one together as well. And I think what happens at this point in the campaigns is that there's a lot of lost focus in what it's really about. And so, I think maybe to start today, we could talk about what this is really about. I mean, what are we, what are we doing here? What's going on here?

**John (0:59)**

So, why we are here is because there is just a tremendous amount of value to be unlocked. This is a super high-quality asset base that has been frankly mismanaged and under optimized for quite some time. I guess stepping back, in the investments where we've been most successful, a common theme is: as we are in the diligence process, that process goes along and we get more and more excited and we see more and more upside. You know, sometimes in the investments that don't become investments that go into the trash pile, you know, you kind of fade, there's less, there's problems, there's things that just aren't that interesting. Here, the more work we did, the more excited we got and the more upside, you know, was there to be unlocked.

**Geoff (1:50)**

It's interesting, I mean, we think it's a great company. I mean, it's a, you know, in proxy fight world, you do a lot of criticism, right, in order to demonstrate that change is necessary. But ultimately, I mean, we absolutely love the potential embedded in this business. And we expect and hope that there will be a day in the not-too-distant future where that potential gets realized and it will be kind of a celebratory realization of the value that so many people have created for so long that's currently just locked inside the company structure.

We love what can happen in refining. We see the assets as being terrific. We think that they can be optimized and made just as profitable, just as good as those of Marathon and Valero. What about Midstream?

**John (2:43)**

So, again, the midstream assets here, putting aside whether the structure makes sense, the midstream assets are very attractive and quite valuable. Again, we don't believe they've been optimized either operationally in the way they've been funded, but it's a highly valuable, highly desirous collection of assets that with the proper management I think also would thrive.

And just really quick, like, on the refining side, again, we had a tremendous team, and we went asset by asset across the Phillips system. And the result of that work was that on a profitability per barrel basis, on an EBITDA per barrel basis, as investors think about it, not as Phillips tries to cloak the numbers, there is no reason that we see that this system couldn't be as profitable as Valero and MPC. So, again, with the right oversight and the right operational focus, this could be a very, very high performing system that would form the core of a super valuable company.

**Geoff (3:52)**

Yeah, some of our nominees are in touch with people that still work at the company. Collectively, between our nominees and Greg Goff, you know, we have 90 years of ConocoPhillips walking around with us when we're meeting with investors and doing our diligence. And they're very excited for the people there. And to the extent that Phillips 66 employees are listening to us, we want to see this business thrive and it would be our expectation that your career, your wealth, your sense of satisfaction at work would also thrive alongside of that.

**John (4:33)**

Yeah, we talk about common themes in our investments. One common theme is when we become public in these situations, we tend to become the complaint box for these companies. And one thing that invariably comes through is that there is a pent-up frustration, but also pent-up creativity and excitement of the employee base that is just waiting to be unleashed. I mean, people want to be associated with and they want to be a part of a winner. I think that's just kind of how most of us are wired. And so, there's often real clear excitement that comes out in these communications that we receive, which is kind of fun to see.

*TSR analysis*

**Geoff (5:26)**

That's a good segue into something we've spent a head spinning amount of time talking about, and that's their total shareholder return. Now, when we were presenting this case internally and doing our work, I mean, talking about Phillips 66 underperformance was just so easy to demonstrate. I mean, it was a fact of this situation. It wasn't a marginal case. I mean, this was, you know, gravity exists, and the world was round, and Phillips 66 is underperforming.

But when the company puts out their materials for the proxy fight, they show outperformance. And we were, when we first saw that calculation, we were like, what is this? You wanna walk us through what they're actually up to here and for those who are able to, I think it's slide 98 of our investor presentation. You can take a look at the slide, but why don't you talk us through it.

**John (6:28)**

When we were going through their methodology, it needs to do two things. First, it needs to start when Mark Lashier became CEO. And we'll come back to why that is actually extremely disingenuous. But two, you need to effectively exclude from the calculation the performance of Valero and Marathon.

**Geoff (6:53)**

But in they're in their peer group, so how do you have them in the peer group but exclude them?

**John (6:57)**

Yeah, and not only that. I think if you talk to investors and you said, if you name one of those three – they're called "the Big Three" – and so, if you name one of those companies and said, "Who are the peers?", the answer would begin and end with the other two. That's not controversial.

So, what do they do? They kind of do a sum of the parts version of their TSR, which in and of itself isn't problematic. But on the refining side, they do two kind of cute things. First, they include a bunch of small, near micro-cap refiners that don't trade anything like the Big Three. And so theoretically, we were first thinking, well, that's going to dilute the impact of Marathon and Valero. But then they use the median.

**Geoff (7:54)**

Not the average.

**John (7:55)**

Not the average, they use the median, not a market cap weighted average, the median.

**Geoff (7:59)**

Just the median of the group, so they all are on technically equal footing.

**John (8:04)**

Well, and so, again, there's nothing inherently evil about using the median. But in this case, given the number of peers in the refining sets, Marathon and Valero never actually go into the calculation of the refining comparator. In other words, it is always the average of, you know, two of these small non-comparable refiners.

**Geoff (8:30)**

Who don't perform well.

**John (8:31)**

Who do not trade like the big three, much more volatile, much more volatile operating performance. They just trade completely differently. I don't think that's controversial. I think you and I at 2 AM a couple of weeks ago asked one of our very talented analysts to demonstrate just how silly this methodology is. And so, very quickly, this individual came back and replaced Marathon and Valero with Apple and Nvidia. And it literally did not change; it does not change the calculation…

**Geoff (9:10)**

It doesn't change the result.

**John (9:11)**

…One bit. And so, you can basically kick out Marathon and Valero, replace them with two high performing tech stocks and you, "Hey look, Lashier still outperforms…"

**Geoff (9:21)**

Yeah, I mean, in that specific time period, but even using that tortured methodology, if you do kind of the classic one, three, five, then, whatever year look back, they still underperform.

**John (9:38)**

They still underperform. And so, the other part of the, the methodology is you have to start on the date that Mark became CEO….

**Geoff (9:49)**

The day before, June 30th.

**John (9:50)**

The day before, I apologize. And so, in the preceding months leading up to that date, Phillips underperformed its refining peers by approximately 50%. So, there was significant underperformance heading into that date, significant that was driven by operating issues in the refining business.

**Geoff (10:12)**

When he was the chief operating officer.

**John (10:14)**

He was the chief operating officer.

**Geoff (10:17)**

I don't know. It's one of the more creative analyses I've ever seen in a proxy fight.

*What Elliott hopes to accomplish*

**John (10:25)**

So, I'm going to ask you a question. The company has put forward some fairly creative narratives about what we're trying to do here. So again, let's — real clear, real slow — go through what we're actually trying to accomplish.

**Geoff (10:49)**

Just for the investment community, the good people that work at Phillips, I want to just articulate our goals at Phillips 66. It's in slide 8 in our presentation, and this is really what we're hoping to achieve.

I mean, the first thing is, adding credible directors to the board to instill a culture of accountability of Phillips 66 management. We don't see it there. There's been generous pay, promotions, you know, going from CEO to CEO and chairman. That, to us, in the face of what we consider to be poor performance, it is objectively poor performance, is showing that there needs to be more accountability at the company.

The second thing is when the time is right, unlock this trapped value at the company. There is a ton, a ton of trapped value there, billions and billions of dollars. That has to be unlocked at some point. It has to be done with consideration to all the taxes and timing, all of that stuff has to be done pragmatically and credibly, but at some point, it has to happen.

The third thing is refocus the company on operational excellence. We love the assets, they can do this, they've got to focus on it and get back to where they once were as being one of the best refining operators.

And then finally, this one's a little bit more holistic; instill a culture of ambition. And what we haven't heard from the company is that we are aiming to be the best refining company in

the world. Maybe because they don't want to be a refining company. But there's been a lack of ambition that comes through in all of their materials when they say, "We've done so well," or what Bob Pease said was, "You don't get results like this without an engaged board." The stock's down 18%, 20%, something like that, since he's been on the board. So, that, to us, makes us uncomfortable that they are not going for the gold, they're not trying to be the best. And that is, that's table stakes in our view. You have to at least have that in your head that you are trying to become the best at whatever it is that you're doing.

So those are kind of the four pillars of what we're looking to accomplish at Phillips 66. And we think with the support from shareholders and with the folks that we're going to be putting on the board that that we will achieve those goals.

*Closing: Choice facing shareholders*

**Geoff (13:42)**

Last question for you. I like to think of a shareholder voting their proxies kind of like going in the booth of a political election. It's not like that, obviously. It's online and, you know, a mouse click, but let's take the image a little further. They're going into the booth. The shareholder's going into the booth. You have 30 seconds to say something to them before they go in and decide who to support. What would you say to them?

**John (14:08)**

I would say, you know, do you want more of the same or do you want to sustainably re-rate this company? Is this company and is the stock price over the long-term going to be higher or lower with our nominees in that boardroom, instilling accountability, engaging in the necessary oversight? Are you going to make more money with those nominees or less?

**Geoff (14:34)**

Alright. Thanks, John.

**John (14:35)**

Thanks again.

**SUBSCRIBE TO RECEIVE UPDATES**

Email Address →





**STREAMLINE 66**

### Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

### Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



# PODCAST



STREAMLINE 66 PODCAST

S1: E1

WELCOME TO THE STREAMLINE 66 PODCAST



S1: E2

BRIAN COFFMAN, FORMER CEO OF MOTIVA



S1: E3

STACY NIEUWOUDT, FORMER ENERGY AND INDUSTRIALS ANALYST AT CITADEL



S1: E4

BONUS EPISODE: JOHN PIKE, PARTNER AT ELLIOTT



S1: E5

SIG CORNELIUS, FORMER SVP AND CFO OF CONOCOPHILLIPS



S1: E6

MICHAEL HEIM, CO-FOUNDER OF TARGA RESOURCES





S1: E7
VOTE NOW – CLOSING
ARGUMENTS WITH
ELLIOTT'S JOHN PIKE AND
GEOFF SORBELLO

## SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

**Media Contact**

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

**Investor Contacts**

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



# YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN

## VOTE YOUR SHARES

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

If you're a Phillips 66 employee and you're voting your shares–whether held by a bank or in a retirement or brokerage account–no one at the company will know how you voted.

If you have questions or need help, please call toll-free: (877) 629-6357

How To Vote → | Voting FAQ →



Vote by May 21 for a Better Future a...
Voting by mail - Mail ballots...
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

View How To Vote video transcript

## REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

Shareholders who directly hold Phillips 66 shares, not in a bank or brokerage account.



### VOTE ONLINE

Visit the voting website: www.okapivote.com/PSX2025. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



### VOTE BY MAIL

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:
Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas,
17th Floor
New York, NY 10036



### VOTE BY PHONE

Call (877) 510-5560 toll-free and follow the automated instructions or speak to a representative to cast your vote. You will be required to provide the unique control number found on your **GOLD** universal proxy card.



### VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

# BENEFICIAL HOLDERS: THREE WAYS TO CAST YOUR VOTE

Shareholders who hold Phillips 66 shares in a bank or brokerage account, such as Fidelty, Vanguard, or Charles Schwab.



### VOTE ONLINE

Visit the voting website: **www.proxyvote.com**. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



### VOTE BY MAIL

Please mark, sign and date your GOLD universal proxy card and return it in the postage-paid envelope provided.



### VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

# HOW TO VOTE

Elliott urges you to vote **FOR** our highly qualified board nominees with decades of experience in refining, midstream operations and corporate governance, and **FOR** the Annual Election Policy Proposal:

- FOR each of Elliott's four board nominees: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt

- FOR Proposal 2: approving the Company's proposal for the declassification of the Board

- FOR Proposal 6: approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

If you have previously voted, you have every right to change your vote by using any of the voting methods. The latest-dated proxy card is the only one that counts. See below to learn more about how to change your vote.

We urge all holders of Phillips 66's common stock as of the record date of April 4, 2025, to submit the **GOLD** universal proxy card or voting instruction form, even if you sold your shares after the record date.

**A proxy vote may be changed at any time before the Annual General Meeting on May 21 by:**

- Submitting a later-dated **GOLD** proxy card, or

- Delivering a written notice of revocation

---

**STREAMLINE 66** GOLD PROXY CARD

| ELLIOTT NOMINEES | FOR | WITHHOLD |
|---|---|---|
| Brian S. Coffman | ✓ | |
| Sigmund L. Cornelius | ✓ | |
| Michael A. Heim | ✓ | |
| Stacy D. Nieuwoudt | ✓ | |

| OPPOSED PHILLIPS 66 NOMINEES | | |
|---|---|---|
| A. Nigel Hearne | | ✗ |
| John E. Lowe | | ✗ |
| Robert W. Pease | | ✗ |
| Howard L. Ungerleider | | ✗ |

**PROPOSALS**

- Strong recommendation to vote "FOR" Proposal 2
- No recommendation with respect to Proposals 3, 4, 5
- Strong recommendation to vote "FOR" Proposal 6

# VOTING FAQ

## What is the Universal Proxy Card?

The Universal Proxy Card is a single ballot that includes all nominees from both management and dissident parties in a proxy contest. It allows you, as a shareholder, to vote for a mix of candidates from different slates.

## How does voting with the Universal Proxy Card work?

You should have received a Universal Proxy Card listing the names of all the board nominees from both Elliott and Phillips 66. Select your preferred candidates by marking your choices on the card.

Vote **FOR** Elliott's four highly qualified nominees:

- **Brian Coffman**
- **Sigmund Cornelius**
- **Michael Heim**
- **Stacy Nieuwoudt**

Important: If you mark MORE THAN FOUR "FOR" BOXES in the election of directors, ALL your votes for the election of directors will be considered invalid.

## Do I need to vote for all four director seats on the Universal Proxy Card?

No. You may vote for up to four nominees. If you vote FOR more than four nominees, your proxy card will be considered invalid.

## If I'm a Phillips 66 employee, will management know how I vote?

No. Your vote is always entirely anonymous and confidential.

If you're a Phillips 66 employee and you're voting your shares–whether held by a bank or in a retirement or brokerage account–no one at the company will know how you voted. Votes are handled by independent third-party voting tabulators who do not disclose individual voting decisions to the company or its management. Phillips 66 will only receive aggregate vote totals after the polls have closed at the Annual Meeting on May 21, not who voted or how any particular shareholder voted. This means you can vote your shares with full confidence and privacy, without concern for any form of retaliation or judgment based on your voting decision.

## I received different-colored Universal Proxy Cards—gold and white. What do I do?

We urge you to vote **FOR** Elliott's nominees on the **GOLD** card, but you can help #Streamline66 by voting only for Elliott's highly qualified nominees – Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt – on either card.

## Is voting with the Universal Proxy Card mandatory?

No. You may vote by using any of the following methods:

**Registered Holders: Four Ways to Cast Your Vote**

**Vote Online**

Visit the voting website: www.okapivote.com/PSX2025. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.

**Vote By Mail**

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:
Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor

1212 Avenue of the Americas, 17th Floor
New York, NY 10036

**Vote By Phone**

Call (877) 510-5560 toll-free and follow the automated instructions or speak to a representative to cast your vote. You will be required to provide the unique control number found on your **GOLD** universal proxy card.

**Vote By QR Code**

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

**Beneficial Holders: Three Ways to Cast Your Vote**

**Vote Online**

Visit the voting website: www.proxyvote.com. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.

**Vote by Mail**

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:
Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

**Vote By QR Code**

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

## Can I change my vote after I submit a Universal Proxy Card?

In most cases, you have the option to change your vote after submitting the Universal Proxy Card. You can revoke or update your vote by using any of the voting methods listed above. If you have previously voted, you have every right to change your vote by using any of the voting methods. The latest-dated proxy card is the only one that counts. See below to learn more about how to change your vote.

## If I've made a mistake on my Universal Proxy Card, or I've lost the card and need a new one, what do I do?

If you have questions or need help voting your card, please contact our proxy solicitors toll-free: (877) 510-5560.

## Why does Elliott recommend voting FOR Proposals 2 and 6?

The Phillips 66 Board is "staggered," meaning it is divided into three classes, with only one class of directors up for election at each annual meeting, and with each class elected to serve a three-year term. This means shareholders are only allowed to vote on one-third of the Board at each annual meeting, with the rest of the board shielded from a shareholder vote. Staggered boards are not in the interest of shareholders because they limit accountability and can enable entrenchment. A board that upholds accountability should itself be accountable.

Proposals to address this governance defect have been presented at past Phillips 66 Annual Meetings and have consistently received near-unanimous support among those shareholders who have voted – for example, 99% of voting shareholders supported de-staggering the last time it was proposed. However, these measures have never passed, because amendments to the Company's charter must be supported by 80% of all outstanding shares – not just voted shares – and this threshold is all but impossible to meet.

With Proposal 2, the Company is asking shareholders to try the same approach to de-staggering that has tried and repeatedly failed before – fully aware that its supermajority voting requirement makes failing again a near certainty. Nevertheless, despite the low likelihood of passage, Elliott believes that the Board should be de-staggered and we are encouraging shareholders to vote FOR Proposal 2.

However, Elliott does not believe that shareholders who want to see annual director elections at Phillips 66 should stand by and watch the same results play out as in past years. This is why Elliott submitted, and recommends that shareholders vote FOR, Proposal 6, which asks the Board to adopt a policy calling for each director to commit to a one-year term and stand for election at each Annual Meeting.

The annual election of directors reflects standard best practice in corporate governance, as evidenced by the fact that it has been adopted by nearly 90% of the companies in the S&P 500. To help make this goal a reality at Phillips 66, Elliott is encouraging shareholders to vote **FOR** both Proposal 2 and Proposal 6.

## Why is the Company opposed to Proposal 6?

Phillips 66's entrenched leaders have come out against Proposal 6, arguing that a board policy promoting the annual election of directors could be found by a court to conflict with the Company's governing documents. This argument is entirely unconvincing, however, because the proposal is non-binding, and compliance with it would be voluntary – requiring only that all Phillips 66 directors have the courage to be accountable to shareholders on an annual basis. The Company conspicuously fails to cite any legal authority for its assertions.

The Company's opposition to Proposal 6 indicates that its current Board does not truly wish to have all Phillips 66 directors elected annually, and that it would instead prefer to continue enjoying the protections that a staggered Board provides against shareholder accountability. Shareholders should be asking whether a Board truly interested in good governance would be satisfied with this status quo, allowing an archaic governance regime to constrain shareholder choice and shield a majority of its directors, who have presided over years of underperformance, from an annual shareholder vote.

## Where can I find more information on voting?

If you have questions or need help voting your card, please contact our proxy solicitors toll-free: (877) 510-5560





STREAMLINE 66

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### Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

### Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

**Additional Information**



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.